SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Armstrong World Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Ronald Cami
Vice President
TPG Global, LLC
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000

Copy to:
Victor Lewkow
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York City, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,490,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,127,890 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,490,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.5%*
14	TYPE OF REPORTING PERSON (see instructions) CO
*

This calculation is based on 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2012.

CUSIP No. 04247X102	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,490,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,127,890 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,490,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.5%*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation is based on 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2012.

CUSIP No. 04247X102	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,490,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,127,890 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,490,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.5%*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation is based on 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the SEC on October 29, 2012.

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 filed on September 3, 2009, Amendment No. 2 filed on April 1, 2010 and Amendment No. 3 filed on November 15, 2012 (as so amended, the “Original Schedule 13D,” and, as further amended by this Amendment No. 4, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI” or the “Issuer”).

Item 4.                 Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following after the last paragraph under the heading “Sales”:

“On December 7, 2012, the Underwriters exercised in full their option to purchase an additional 177,539 shares of Issuer Common Stock from Armor and an additional 602,461 shares of Issuer Common Stock from the Trust, in each case for a cash purchase price of $48.96 per share and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-179711).  The sale closed on December 12, 2012.”

Item 5.                 Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraph of Item 5 of the Original Schedule 13D in their entirety as set forth below:

(a)-(b)  The following disclosure assumes that there are 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the SEC on October 29, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own (i) 6,127,890 shares of Issuer Common Stock directly held by Armor, which constitute approximately 10.4% of the outstanding shares of Issuer Common Stock and (ii) 25,362,610 shares of Issuer Common Stock directly held by the Trust, which are subject to the Shareholders’ Agreement, and which constitute approximately 43.1% of the outstanding shares of Issuer Common Stock.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	December 12, 2012

TPG ADVISORS VI, INC.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Page 7 of 7 Pages